CarMax Auto Funding LLC

12800 Tuckahoe Creek Parkway, Suite 400

Richmond, Virginia 23238

December 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu
Arthur Sandel

Re:	CarMax Auto Funding LLC (the “Registrant”)
Registration Statement on Form SF-3
Filed November 14, 2018, File No. 333-228379

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), to 5:00 p.m., Eastern time on December 19, 2018 or as soon as possible thereafter.

The Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert staff comments and the declaration of effectiveness of the above-referenced registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CARMAX AUTO FUNDING LLC

By:	/s/ Thomas W. Reedy
Name:	Thomas W. Reedy
Its:	President